UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022 (Report No. 2)

Commission file number: 001-41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

 CONTENTS

On February 17, 2022, Maris-Tech Ltd. (the “Company”) issued a press release titled “Maris-Tech to Co-Develop Video-Based Advanced AI Systems For Drones and Autonomous Vehicles”, a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

Exhibit No.
99.1	Press release dated February 17, 2022, titled “Maris-Tech to Co-Develop Video-Based Advanced AI Systems For Drones and Autonomous Vehicles.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: February 17, 2022	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

2

.